Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

DoneGood, PBC
5000 Zuni St
Denver, CO 80221
https://donegood.co/

Up to $617,999.76 in Common Stock at $0.36
Minimum Target Amount: $14,999.76

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: DoneGood, PBC
Address: 5000 Zuni St, Denver, CO 80221
State of Incorporation: DE
Date Incorporated: February 29, 2016

Terms:

Equity

Offering Minimum: $14,999.76 | 41,666 shares of Common Stock
Offering Maximum: $617,999.76 | 1,716,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.36
Minimum Investment Amount (per investor): $100.80

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based Perks

VIP Supporters Bonus - First 6 days | 15% bonus shares

Super Early Supporters Bonus - Next 3 days | 10% bonus shares

Early Supporters Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk - Invest $100+ and receive a discount code for 15% off one purchase on DoneGood.com

Tier 2 Perk — Invest $250+ and receive a discount code for 20% off two purchases on DoneGood.com

Tier 3 Perk — Invest $1000+ and receive a discount code for 25% off unlimited purchases on DoneGood.com for 90 days

Tier 4 Perk — Invest $5,000+ and receive a discount code for 25% off on unlimited purchases on DoneGood.com for 1 yr + a $100 DoneGood gift card

Tier 5 Perk — Invest $10,000+ and receive 25% off unlimited purchases on DoneGood.com for 1 yr + $200 DoneGood gift card + join a virtual "Town Hall" meeting with DoneGood's Founder and CEO + 5% bonus shares

Tier 6 Perk — Invest $25,000+ for 25% off unlimited purchases on DoneGood.com for 18 mos. + $500 DoneGood gift card + Get same access as other Major Investors: periodic strategy calls w/ DoneGood's CEO and other investors, quarterly updates, etc + 10% bonus shares

Tier 7 Perk — Invest $50,000+ for 25% off on DoneGood.com for 2 yrs + $1000 gift card + Get same access as other Major Investors: strategy calls w/ DoneGood's CEO/other investors, quarterly updates, etc + Your own call with DoneGood's C-Suite + 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

DoneGood will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of common stock at $0.351 / share, you will receive 100 bonus shares of common stock, meaning you'll own 1,100 shares for $351. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Loyalty Bonus - Receive 5% bonus shares in DoneGood's current offering on StartEngine if you've (i) previously invested in this issuer or (ii) reserved shares through the issuer's Test the Waters campaign; or (iii) indicated interest by signing up to receive news regarding the offering on DoneGood's domain. Note: Loyalty Bonus is awarded via investor email address and investors who qualify for this bonus in multiple ways will receive maximum 5% bonus shares from the Loyalty Bonus.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and a 5% Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

DoneGood, PBC ("DoneGood" or the "Company") is a Public Benefit Corporation organized under the laws of the state of Delaware.

DoneGood is the the shopping site Forbes called "The Amazon for Social Good."

On DoneGood.com you can find thousands of items—from clothing to home goods to coffee to bed and bath supplies and a lot more—and know that every purchase you make fights poverty and climate change.

The DoneGood team has screened every company that sells on its site to ensure they're all paying good wages, using highly eco-friendly practices, and making the world better in other ways.*

DoneGood believes that the dollars we all spend are the world's most powerful force for change. Americans gave $327 billion to charity last year—but we spent over $14 *TRILLION* buying stuff. So if just 2% of the dollars we all spend could help make the world better, that could do as much good as all the donations to all the non-profits in the country combined.

DoneGood is the shopping site where you build a better world with every purchase.

**https://donegood.co/pages/our-criteria*
***https://givingusa.org/wp-content/uploads/2022/06/GivingUSA2022_Infographic.pdf&sa=D&source=docs&ust=1680712461292153&usg=AOvVaw2hDa9arPknqSYiQ44Sh,*

Corporate History

DoneGood, PBC was initially organized as DoneGood, LLC, a Delaware limited liability company on August 24, 2014, and converted to a public benefit corporation on March 1, 2016.

DoneGood's leadership and investors agree that given DoneGood's mission and business model, being incorproted as a public benefit corporation clearly makes good business sense. DoneGood's value proposition is to make it easy for people to find companies with a positive social and environemental impact. Being a public benefit corporation helps customers know that DoneGood is that kind of company as well, and is a company its customers can trust. Having the ability to advertise the fact that DoneGood is a PBC is a great marketing asset.

A PBC is like a C Corp in most ways, except that a PBC also has a social mission written into its corporate charter. DoneGood's social mission is to help other companies with a postive social and environmental impact make more sales and become more successful. That's also how DoneGood makes money, as it earns a percentage of every sale it helps its partner brands make. So, DoneGood's success at achieving the social mission in its charter and the Company's business success are one and the same.

The Company's Intellectual Property ("IP")

The Company was granted a US Trademark, filed with the USPTO on January 19, 2016.

The Company also has valuable proprietary systems for screening companies for social and environmental impact, customer data and email lists, product and sales data and online marketplace business systems.

Competitors and Industry

Industry

The market for sustainable goods is growing significantly. Sustainable products now comprise a $114B/yr market in the US alone. Sustainable purchasing has driven over one-third of all growth in CPGs in recent years, despite being just a tiny fraction of all CPGs sold. But the market could be far bigger: 65% of consumers say they want to buy more sustainable products more often... but don't because of barriers in their way. The Barriers:

-It's time-consuming to find and vet sustainable brands

-Sustainable products can be more expensive

-It's hard for consumers to know their purchases' true impact

Solving these barriers creates a projected: $806 billion opportunity

DoneGood is the marketplace solving these barriers–and is poised to capture the lionshare of this opportunity in the coming decade.

Competitors

While there are other fledgling sustainable marketplaces, none are very well known.

DoneGood is distinct in:

-Its proprietary method for screening brands for social and environmental impact that is both stringent yet also not overly time-consuming or costly (costs $0) for small and mid-size sustainable brands, or for DoneGood.

-Effective marketplace technology that automatically adds products partner brands add to their sites to DoneGood's site, syncs prices and inventory from partner brands' sites with DoneGood's site, automates payments to brands, and automatically feeds orders made through DoneGood into the partner brands' existing fulfillment systems. Technical set-up for brands takes only ~15 minutes.

-Business model and other business systems: DoneGood handles no product/holds no inventory/does no fulfillment (all fulfillment is done by DoneGood partner brands), keeping DoneGood's overhead costs low. Brands are charged $0 upfront, and DoneGood earns fair and market-rate commissions on products sold–so partner brands's fees paid to DoneGood are always commensurate with the value DoneGood is providing brands. Once a brand completes DoneGood's social impact screening and tech set-up, brands have a new revenue-generating sales channel that requires virtually no ongoing work on their end. Other DoneGood systems have been continually perfected over time to ensure customer satisfaction, flexibility for partners, and maximum success for DoneGood.

-The DoneGood team's expertise in its space, and now several years of first-party data that increasingly adds to the DoneGood team's expertise on conscious consumers, top-selling categories and product types, cost-effectiveness of various marketing strategies, and other knowledge that helps make the DoneGood team (and one day, providing data insights that can be monetized).

-Google gives DoneGood a higher authority score/ranks as more trustworthy and useful than most of the landscape

The more significant competition is existing large incumbents--in particular, Amazon. Over 50% of all online shopping searches begin on Amazon. Almost any kind of CPG can be found there; prices are low; shipping times fast. However, much like with Wal-Mart, the human and environmental costs of Amazon's low prices are becoming more well-known, and a rapidly increasing number of people are seeking alternatives. Amazon does not have the ability to gain trust as an honest broker of sustainable goods to conscious consumers (much like Coca-Cola could not gain trust as a purveyor of organic/sustainable teas, so instead of producing their own teas they acquired Honest Tea; similarly Campbell could have produced their own organic/sustainably-sourced soups but they knew a large corporation like theirs did not have credibility among conscious consumers, so they acquired Plum Organics instead).

The Amazon-alternative serving the rapidly growing group of conscious consumers seeking more sustainable products will become an extremely large business. And it will make a huge positive impact for people and the planet.

We believe DoneGood is the leader in this effort.

Current Stage and Roadmap

Current Stage

In all: DoneGood has diverted $2.5 million to social enterprises that pay living wages, fight climate change, and invest in good causes.

DoneGood has seen nearly 2 million site sessions since marketplace launch in Q2 2020. The company has over 8,000 customers - with identified personas and data to find look-a-like audiences, over 120 brands selling on DoneGood.com, up 30% YoY in 2022, all vetted for social & environmental impact, effective automated marketplace technology in place (automatically adds products partner brands add to their sites, automatically syncs prices and inventory from partner brands' sites with DoneGood's site, automates payments to brands, etc. Tech set-up for brands takes only ~15 minutes), has been widely featured in multiple national media outlets, and has been ranked as more trustworthy than most of the landscape by Google.

Future Roadmap

We know what's needed to grow, and have a focused plan to do so with this funding round:

Selection (adding more brands to the site): Customer data shows that the #1 barrier to additional purchases on our site is relatively low selection in some product categories. This is a great problem to have, as it's easy to solve. With capital, DoneGood aims to triple its product selection by expanding its partnerships team to go from 120 brands selling on the site to over 300 brands selling on the site within a year.

Connection (marketing): People who find us love us. Now we just need to find more of them! We have data on current customers and defined MVS and target personas. We know what marketing works well and what doesn't. With additional capital we can invest in proven marketing to attract more customers in core demographics.

The Team

Officers and Directors

Name: Cullen Schwarz

Cullen Schwarz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Founder, Board Chair
  Dates of Service: June, 2015 - Present
  Responsibilities: Cullen is the founder and CEO, making it easy for people to use their purchasing power to do good for people and the planet. Cullen receives an annual salary of $100,000 and has 3,000,000 shares vested in DoneGood.

Name: Howard Fischer

Howard Fischer's current primary role is with Gratitude Railroad. Howard Fischer currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: January, 2015 - Present
  Responsibilities: Investor, advisor, board member, ambassador, and advocate for DoneGood.

Other business experience in the past three years:

- **Employer:** Gratitude Railroad
  Title: Cheif Evangelist
  Dates of Service: August, 2013 - Present
  Responsibilities: Business development and leadership.

Other business experience in the past three years:

- **Employer:** Basso Capital Management
  Title: Chairman Emeritus
  Dates of Service: July, 1994 - Present
  Responsibilities: Leadership.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by another business or entity, or grow large enough to be able to engage in an Initial Public Offering. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $618,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company may need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
The company may need to raise additional equity capital in the future, seek access to credit, modify our growth plans, or take other actions to secure additional capital. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
The Company may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described above and below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for consumers to easily find sustainable products and get exclusive discounts on them. Our revenues are therefore dependent upon the market for sustainable goods, and on ebbs and flows in e-commerce generally.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. They are also based on the assumption that, since current data and customer surveys indicate that the number one way to increase purchases on our site is to expand product selection, hiring more team members to rapidly expand product selection will grow revenue. However, it is possible that our current or new products will fail to gain market acceptance for any number of reasons. If the new marketing initiatives, and the addition of new products on our site, fail to achieve significant sales increases, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a relatively short history and has operated with a small budget. If you are investing in this company, it's because you think that DoneGood and its shopping site for sustainable goods is a good idea and that the team will be able to successfully continue to grow the Company. Further, we have not yet turned a profit, and although we believe we can achieve the moderate growth necessary to achieve profitability with this funding round, there is no assurance that profitability will be achieved.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection or obtain information on other proprietary processes and practices without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on DoneGood.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of customers or investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backend technology. Any disruptions of services or cyber-attacks either on our technology providers or on DoneGood could harm our reputation and materially negatively impact our financial condition and business.

Public Benefit Corporation.
DoneGood, PBC. has incorporated as a Public Benefit Corporation instead of a traditional "C-Corp" or "501(c)(3)." One of the most significant differences offered by a Benefit Corporation's legal mandate is that the directors and officers must factor in creating a positive benefit to the community and company purpose along with shareholder interests when making decisions. By being required to consider the Company's social mission, the directors and officers may make decisions that are not completely and fully focused on strictly financial returns. As such, an investor in the company must acknowledge and agree that the Company's social mission

constitutes as benefit to the investor, albeit not a completely financial one.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Cullen Schwarz	4,117,647	Common Stock	28.89%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, 2019 SAFE, 2021 SAFE, and 2023 SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,716,666 of Common Stock.

Common Stock

The amount of security authorized is 16,785,004 with a total of 9,520,008 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 1,556,686 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights: Shareholders are entitled to receive dividend if declared by the Board of Directors.

Preferred Stock

The amount of security authorized is 7,214,996 with a total of 4,730,632 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Preference: Holders of preferred shares have certain liquidation preferences. See exhibit F for additional information.

Conversion Rights: Holders of preferred shares have certain conversion rights. See exhibit F for additional information.

Dividend Rights: Shareholders are entitled to receive dividend if declared by the Board of Directors.

2019 SAFE

The security will convert into Preferred stock and the terms of the 2019 SAFE are outlined below:

Amount outstanding: $237,500.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: An equity financing or liquidation event (see below)

Material Rights

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a): (i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and (ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

2021 SAFE

The security will convert into Preferred stock and the terms of the 2021 SAFE are outlined below:

Amount outstanding: $552,600.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: An equity financing or liquidation event (see below)

Material Rights

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and (ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

2023 SAFE

The security will convert into Preferred stock and the terms of the 2023 SAFE are outlined below:

Amount outstanding: $115,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: An equity financing or liquidity event (see below)

Material Rights

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a): (i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and (ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of -2- Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $115,000.00
  Use of proceeds: Marketing (customer analysis, branding, digital ads, improvements to email and social media programs, etc.), expanding number of brands and product selection on website, UX/UI site improvements, other growth strategies, working capital.
  Date: March 31, 2023
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $552,600.00
  Use of proceeds: Marketing (customer analysis, branding, digital ads, improvements to email and social media programs, etc.), expanding number of brands and product selection on website, UX/UI site improvements, other growth strategies, working capital.
  Date: December 31, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $339,793 compared to fiscal year 2021 revenue of $313,590. Organic sales growth in 2022 increased even more than topline revenue numbers illustrate, as revenues increased despite the Company spending less on digital advertising in 2022 than in 2021 (while this ad spending boosted topline 2021 revenue in the short-term, it was dropped in 2022 because other forms of marketing proved more effective in terms of unit economics over the longer-term).

DoneGood's marketplace site launched partway through 2020 during the height of the pandemic. Through 2021, the Company worked to achieve the hardest part of any similar business: building a double-sided consumer-facing marketplace. In the first year and half, the DoneGood team set up automated marketplace technology (which seamlessly syncs partner brands' products, pricing, and myriad other product data), developing business systems, fine-tuning the Company's proprietary social impact screening processes, bringing the first partner brands onto its site, and building an initial customer base. DoneGood has now built a marketplace site with over 120 brands (a 30% YOY increase over 2022) selling through its site, and an initial base of over 8,000 customers.

In 2022, the primary goal was to flesh out the unit economics strategy that would position the company for a multi-million dollar Series A round. 2022 provided the data needed to create DoneGood's focused growth plan. DoneGood recently raised $125,000 in larger investments ($10k - $50k) from angel investors to provide initial funding to execute that plan.

Now with even a relatively modest raise in this offering, the Company can fully execute the plan that we believe, based on conversations with potential Series A funders, will achieve at least the moderate KPI growth needed to raise Series A, and achieve profitability, in 2024, including:

Tripling product selection:

Site data and customer research conducted in 2022 shows that increasing product selection is the number one way to increase conversion rate, average order value, and repeat purchase rate through DoneGood's shopping site. With funds from this campaign we can substantially expand selection by hiring additional team members to bring on new partner brands. At our current onboarding rate, we will nearly triple the number of partner brands on our site within a year.

Investing in proven marketing channels:

Now that the Company has a substantial customer base and long enough runtime, we can invest in marketing strategies that demonstrate success, including:

-SEO: Already driving around 50% of organic site traffic, with optimized content bringing in predictable numbers of new visitors each month, and every month after they are first created. In anticipation of this offering, the company has recently secured a new SEO professional ready to build on success through this channel.

-PR/thought leadership/other organic marketing: DoneGood has already had success with this, appearing in The Washington Post, The New York Times, CBS This Morning, USA Today, CNBC, VICE, Buzzfeed, WIRED, Fast Company, Forbes and more–without the assistance of a PR professional. The Company has just contracted a new PR consultant to accelerate growth through news stories, blogger outreach, podcast and other interviews, influencer partnerships, and similar channels that have shown success in reaching audiences in a cost effective way, and connecting with core customers most likely to become loyal repeat purchasers.

Cost of sales

Cost of sales in 2022 was $186,225, an increase of only $5,559 from 2021. Overall cost of sales increased because DoneGood sold more products. Overall revenue, margins, and profit grew at higher rates than cost of sales.

Gross margins

2022 gross profit increased by $20,644 over 2021.

Gross margins increased from 42.4% in 2021 to 45.2% in 2022.

DoneGood earns a fixed percentage commission for every product sold on DoneGood.com, as negotiated with the partner brands that sell products on DoneGood's platform. Commission rates vary somewhat by each brand. DoneGood increased margins by increasing commission rates with newer brands, including engaging in exclusive agreements with some brands at higher commission rates.

Expenses

The Company's expenses consist of, among other things, compensation and benefits; marketing expenses; as well as costs associated with automated marketplace technology, e-commerce software, and data management to run an online marketplace with over 120 brands and thousands of products while optimizing UX and product placement. Expenses in 2022 increased to $566,361 from $399,857 in 2021. Much of this increase was due to laying the groundwork needed to invest in longer-term marketing strategies.

Historical results and cash flows:

The Company is currently in the growth stage and is generating revenue. We believe that historical cash flows will not be indicative of the revenue and cash flows expected in the future because the capital raised through this crowdfunding round should help us substantially accelerate growth. As discussed in greater detail above, with this funds from this offering we can invest in efforts to:

1. Grow purchases by significantly expanding product selection on the DoneGood shopping site. Customer data shows that increasing selection is the number one way to increase purchases on the site. Funds from this offering will allow us to expand our team working to bring on new brands to sell on the site. If these team members add new brands even at the same rate of existing team members, we will nearly triple product selection on our site over the next year.

2. Expanding marketing channels proven to bring more shoppers to the site and increase our customer base by multiples of current levels, including content-focused SEO (already generating around 50% of organic site traffic), and PR/thought leadership (already demonstrating success, with DoneGood appearing in The Washington Post, The New York Times, CBS This Morning, USA Today, CNBC, VICE, Buzzfeed, WIRED, Fast Company, Forbes, and many others).

DoneGood's revenue is generated by product sales through our shopping site. So investing in marketing efforts proven to bring more people to the site, and increasing the average number of products purchased by each shopper by expanding product selection, are the areas to focus on to increase revenue, lower average Cost to Acquire a Customer, and increase the average Lifetime Value of a customer. We believe this allow the company to achieve ongoing profitability, as well as put the Company in position to raise a Series A funding round in 2024, which would allow the company to further accelerate growth and increase revenue exponentially.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 1, 2023, the Company has capital resources available in the form of a little over $110,000 cash on hand. Current net burn rate with fixed costs is only about $25,000 per month–so we are achieving our current success with a small team and small budget. With the funding raised through this offering we can expand our team and budget for investments that accelerate growth.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds raised through this campaign will be critical to our company operations. These funds are required to expand product selection on our site and invest in marketing initiatives necessary for the company to achieve ongoing profitability and put the company in position to raise larger investment rounds in 2024 and beyond.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. The Company is not currently profitable. However, we believe with this funding round we can achieve profitability, and that the Company will be in a strong position to raise Series A next year. If we raise the maximum funding goal, of the total funds that our Company will have available, initially upwards of 90% will be made up of funds raised from the crowdfunding campaign. However, as our company is revenue-generating, and as expanded product selection and investments in marketing increase revenue, this percentage will grow lower over the course of the next year.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for four months. This is based on a current monthly burn rate of around $25,000 per month, for current team salaries and other fixed costs related to managing current brand partnerships, backend tech systems, and other website and technology costs. Since the company has already raised funds from traditional angel investors, we believe that we could, if necessary, supplement this crowdfunding campaign with additional angel investment.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for an unlimited amount of time, because we expect to achieve ongoing profitability. That is the case even considering a planned increase in monthly burn rate to $50,000 - $60,000 for expenses related to expanding our team, investments in marketing, and other growth investments.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has contemplated additional future sources of capital, including potentially raising funds from accredited angel investors to supplement this offering following the crowdfunding campaign's conclusion if we do not raise the maximum offering amount through crowdfunding. The company has successfully raised over $2 million from accredited angel investors to-date, as well as an additional $350,000 through a previous crowdfunding campaign in 2018.

Indebtedness

- **Creditor:** Small Business Administration, for an Economic Injury Disaster Loan related to the Covid-19 pandemic.
  Amount Owed: $24,958.63
  Interest Rate: 3.75%
  Maturity Date: June 26, 2050
  Min. monthly payment requirement is $112

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,130,230.40

Valuation Details:

This valuation was based on several factors typically used for determining a valuation for startup funding rounds:

Market Opportunity:

The market for sustainable goods is large and growing rapidly. We believe the most sound study of the total addressable market (TAM) for sustainable consumer packaged goods (CPGs) in recent years was a report from NYU conducted in 2019 that showed the sale of sustainable goods comprised a $114 billion annual per year market in the U.S. alone. It also showed that the market was continuing to grow rapidly, up 29% over the previous five years. The report also demonstrated that products marketed as sustainable grew 5.6 times faster than those that were not. We believe it is clear that the Amazon-alternative for the large and growing sustainable goods market has the potential to be a very large and valuable business. We believe DoneGood is poised to be the Amazon-alternative for this growing market, with Forbes already calling DoneGood "The Amazon for Social Good."

Current Traction, Assets, and Proprietary Systems:

DoneGood has generated a total of $2.5 million in gross sales. The customer base through DoneGood's marketplace site, launched in 2020, now stands at over 8,000 people. DoneGood possesses its own proprietary method for screening brands for social and environmental impact. The company has dynamic marketplace technology in place that allows partner brands wishing to sell products on DoneGood's site to quickly connect automated product feeds, track inventory, assure pricing changes on partner brands' sites automatically update pricing on DoneGood's site, and seamlessly handle payments for products sold to partner brands automatically, among other technical capabilities. The company already has partnerships with 120 brands on its site; all of these brands have been screened for social and environmental impact. The company's email list has over 90,000 subscribers. The company owns the trademark on the name DoneGood and the URL donegood.com as well as other related URLs, and over the years has built up substantial brand-equity. Team expertise is also considered a valuable company asset for any startup, and DoneGood's team has years of expertise in the sustainable goods space through its years working on DoneGood, as well as extensive previous experience serving as top communications advisors on Capitol Hill and in the Obama Administration, and as leaders at start-ups, non-profits, and publicly traded sustainable e-commerce companies.

Market adoption:

DoneGood has raised prior funding at a $5 million valuation, demonstrating market adoption of such a valuation, even though at the time the Company was earlier stage, had less overall revenue, a smaller customer base, fewer partnerships with brands selling products on the DoneGood site, and otherwise had less traction than it does now. While the company has grown these core key performance indicators (KPIs) that would determine the company's value since previously raising funding at a $5 million valuation, company leadership decided that since this crowdfunding round is also a Seed/pre-Series A round, the company's valuation should be conservatively set to remain at $5 million until a Series A round is achieved.

Simple Switch, a business very similar to DoneGood but with less runtime and less traction, recently ran a crowdfunding campaign on a different crowdfunding platform with a $5 million valuation.

Potential future growth:

With funding from this crowdfunding round, we believe we will achieve the moderate growth in core KPIs required to reach profitability in 2024, which will substantially increase the value of the company, and that the company will then also be in a strong position to raise a Series A round at a much higher valuation. With this funding round, DoneGood will be able to invest in efforts to achieve:

-Significant expansion of product selection on the DoneGood site:

Customer data and surveys show that increasing product selection is the number one way to increase sales on DoneGood's shopping site. This funding round will allow us to triple the number of people on our team that add new brands to the site, allowing the company to nearly triple the number of brands selling on our site within a year.

-Substantial growth in DoneGood's brand awareness and customer base:

This funding round will allow the company to invest in marketing strategies to increase the number of people shopping on DoneGood, such as content-focused SEO and continuing to build on success with other organic channels such as PR/thought leadership.

We believe that investments in marketing channels that have worked to grow the number of people who shop on DoneGood, combined with significantly expanded site selection to increase the average number of products purchased by each DoneGood shopper, will lead to a compound multiple effect in revenue growth that will put the company on the path to profitability and in position to raise a Series A round in 2024 at a valuation significantly higher than $5 million.

This valuation was calculated internally by the company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options and warrants are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $905,100 in SAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.76 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $617,999.76, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  25.0%
  We expect to use approximately 25% to increase investment in proven marketing channels such as public relations/earned media/thought leadership, and SEO optimization (including consultant fees and paid partnership fees).
- *Company Employment*
  25.0%
  We expect to use approximately 25% of the funds to hire personnel to grow the company in key areas, including the following roles: Director of Partnerships (2 full time) to bring on new partner brands and expand site selection, and a Product Data Specialist (1 full time) to help manage influx of new products available on our website and associated data management requirements. Wages to be commensurate with training, experience and position.
- *Site Improvements*
  12.0%
  We expect to use approximately 12% of the funds to continue improving the user experience and user interface of our website, making it easier for site users to find the kinds of products they're looking for, checkout more quickly, and other improvements to make using the site easier and more enjoyable.
- *Working Capital*
  30.5%
  We expect to use 38% of the funds for working capital, including current team member salaries, continuing current promotion and customer outreach initiatives, expenses related to data management for the thousands of products sold on our site, managing partner brand relationships, as well as funding other fixed costs and ongoing day-to-day operations of the Company.
- *StartEngine Service Fees*
  2.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://donegood.co/ (https://donegood.co/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/donegood

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR DoneGood, PBC

[See attached]

DoneGood, PBC (the “Company”) a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant’s Review Report

Years ended December 31, 2022 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
DoneGood, PBC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 28, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	104,597	508,733
Accounts Receivable	356	6,883
Total Current Assets	104,954	515,616
TOTAL ASSETS	104,954	515,616
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Payroll Liabilities	2,561	499
Total Current Liabilities	2,561	499
Long-term Liabilities		
Notes Payable	22,900	22,900
Future Equity Obligations	790,100	790,100
Total Long-Term Liabilities	813,000	813,000
TOTAL LIABILITIES	815,561	813,499
EQUITY		
Preferred Stock	1,494,405	1,494,405
Accumulated Deficit	(2,205,012)	(1,792,288)
Total Equity	(710,607)	(297,883)
TOTAL LIABILITIES AND EQUITY	104,954	515,616

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	339,793	313,590
Cost of Revenue	186,225	180,666
Gross Profit	153,568	132,924
Operating Expenses		
Advertising and Marketing	105,494	66,913
General and Administrative	38,097	28,894
Contractors	153,037	148,791
Payroll	258,081	151,388
Reimbursements	11,652	3,871
Total Operating Expenses	566,361	399,857
Operating Income (loss)	(412,793)	(266,933)
Other Income		
Interest Income	70	16
Total Other Income	70	16
Net Income (Loss)	(412,723)	(266,917)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(412,723)	(266,917)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	6,526	(3,520)
Payroll Liabilities	2,061	(5,734)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	8,588	(9,254)
Net Cash provided by (used in) Operating Activities	(404,136)	(276,171)
FINANCING ACTIVITIES		
Future Equity Obligations (SAFEs)	-	552,600
Net Cash provided by (used in) Financing Activities	-	552,600
Cash at the beginning of period	508,733	10,028
Net Cash increase (decrease) for period	(404,136)	276,429
Cash at end of period	104,597	508,733

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	5,880,008	-	4,730,632	1,494,405	-	(1,525,371)	(30,966)
Common Shares Issued	25,707		-	-	-	-	-
Net Income (Loss)	-		-	-	-	(266,917)	(266,917)
Ending Balance 12/31/2021	5,905,715	-	4,730,632	1,494,405	-	(1,792,288)	(297,883)
Common Shares Issued	126,607		-	-	-	-	-
Net Income (Loss)	-		-	-	-	(412,723)	(412,723)
Ending Balance 12/31/2022	6,032,322	-	4,730,632	1,494,405	-	(2,205,012)	(710,607)

DoneGood, PBC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

DoneGood, PBC ("the Company") was formed in Delaware on February 29th, 2016. The Company earns revenue by earning a percentage of every product sold on its website. Products sold consist of consumer goods such as clothing, home goods, coffee, and other similar items. The Company's headquarters is in Denver, Colorado. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling consumer goods on its website. Revenue is recognized at the time a consumer executes a purchase on the Company's website.

Previously, the Company generated revenues by selling featured promotions (on its website, in email newsletters, and/or on social media or other channels) to partner brands that sell products on the Company's website. Revenue was recognized when the promotion was featured.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Colorado.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

As of the year ending December 31st, 2022, the Company received a total of $11,000 from family members in the form of equity investments. The family members' have acquired preferred shares totaling 20,386 and 24,487, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

During the year ending 2020, the Company entered into a loan agreement for $22,900 with an interest rate of 3.75% and a maturity date of June 26, 2050.

Simple Agreements for Future Equity (SAFE) – As of December 31, 2021 and 2022, the Company had outstanding numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. As of December 31, 2022 the outstanding balance was 790,100 The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M.

NOTE 6 – EQUITY

The Company has authorized 16,785,004 of common shares with a par value of $0.0001 per share. 6,032,322 shares were issued and outstanding as of 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 7,214,996 of preferred shares with a par value of $0.0001 per share. 4,730,632 shares were issued and outstanding as of 2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2022, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 28, 2023, the date these financial statements were available to be issued. In 2023 the company raised an additional $115,000 in the form of SAFEs with the same terms as mentioned in Note 5.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

DoneGood is not live or open to the public at this moment.

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INVEST IN DONEGOOD TODAY!

Build A Better World With Every Purchase

DoneGood is a mission-driven online marketplace where every purchase you make does good for people and the planet. On DoneGood.com you can shop thousands of items from ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



BETTER FOR THE WORLD
BETTER FOR YOU
Use Your Purchasing Power for Good
DoneGood

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Earn 5% Bonus Shares
LOYALTY BONUS

Invest Now
$0.36 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$100.80	$5.13M

REASONS TO INVEST

DoneGood is making it easy and more affordable to shop sustainably and make a positive impact with every purchase. All brands that sell products on DoneGood's website have been thoroughly vetted to ensure they're using highly eco-friendly materials and practices, paying living wages, and producing goods in safe conditions free of child and trafficked labor.

The market for sustainable goods is large and growing rapidly. A recent report shows that "EcoActives" (consumers seeking to live an ecofriendly lifestyle) "represent a $376 billion opportunity that brands would be foolish to miss." Sustainable product sales have grown nearly three times faster than non-sustainable products since 2015. Yet when shopping online, 84% of consumers said that finding sustainable products is important to them—but only 17% said finding the sustainable products they market has the potential to be a very large and successful business—and Forbes has called DoneGood "The Amazon for social good."*

The founders and executives of DoneGood have formerly served as top communications advisors on Capitol Hill and as leaders at start-ups, non-profits, and publicly traded sustainable e-commerce brands. We started DoneGood because we believe the dollars we all spend are the world's most powerful force for change. We have built a robust automated online marketplace with over 120 sustainable and socially just brands and thousands of loyal customers. Now with this funding round, our team can triple the number of brands on DoneGood and invest in proven marketing channels to take DoneGood to the next level.

*(source, source)

THE PITCH

Building A Better World One Purchase At A Time


Empowering Changemakers
with our robust shopping platform
BETTER FOR THE WORLD
BETTER FOR YOU
SHOP MOST POPULAR
WE OFFSET ALL CARBON EMISSIONS FROM EVERY ORDER SHIPPED.

DoneGood is the shopping platform where consumers fuel positive change with every purchase. On our online marketplace, you'll find thousands of items – ranging from clothing, to home goods, coffee, cleaning supplies, and more – from over 120 brands working to do good in the world. DoneGood has successfully diverted millions of dollars away from big box outlets and instead to brands that are creating new economic systems based on social and environmental justice. DoneGood has drawn in over 8,000 customers and generated over $2.5M in sales on our platform.


CHANGE THE WORLD BY CHANGING HOW YOU BUY
WELCOME TO
DoneGood
"Creating the Amazon for social good"
Forbes

*source

Message from DoneGood's Founder





PRODUCT AND BUSINESS MODEL

Galvanizing The Power Of Consumer Spending To Build A Better Future


Socially responsible consumer spending is
Increasing by as Much as 25% Annually

According to recent trend reports, socially responsible consumer spending is at an all-time high, and increasing by as much as 25% annually (source). The growing volume of conscious consumers want to buy products that are not made in sweatshops or with practices that destroy the planet. However, many people have difficulty shopping sustainably due to the higher cost of sustainable goods and the time it can take to find brands aligned with their deeply-held beliefs.


Fueling Positive Change
with Every Purchase
About Us Our Brands Blog Contact Us
DoneGood
FEATURED WOMEN MEN HOME FOOD & DRINKS SELF CARE ACCESSORIES KIDS MORE SALE GIFT CARD
GIFTS
FREE U.S. SHIPPING ON ALL ORDERS OVER $49
ALWAYS A SALE
UP TO 60% OFF
Shop our Sale Page to find savings from more than 120 cool & sustainble brands all in one place— with new deals added daily!
Bringing together hundreds of businesses and brands who are working to shape a better future

In order to make sustainable shopping easier and more affordable, DoneGood has created a robust online marketplace where consumers can quickly find what they need, get exclusive discounts, and know their purchases support important causes, all at the same time. Our team uses our own proprietary screening process to vet every single brand's social and environmental impact–so that our users don't have to.


Affordable and Sustainable Shopping
Exclusive sales, discounts, and reward programs
Further minimizing our environmental footprint by shipping all orders carbon free
WE OFFSET ALL CARBON EMISSIONS FROM EVERY ORDER SHIPPED.
Learn More
Home Fountain House + Body
DISHWASHING BUNDLE

DoneGood users are introduced to brands like Starfish Project, a jewelry company that helps women escape sex trafficking in Asia, or Nisolo, a shoemaker committed to net neutral carbon production.

We make sustainable shopping more affordable with exclusive sales events, discount codes, reward programs, and a sales page that automatically puts every product that one of our partner brands marks down in one spot on our site–so DoneGood users can always easily shop sales from dozens of brands at once.

And all orders ship carbon-free so that we can further minimize our environmental footprint.

THE MARKET & OUR TRACTION

Leading The Way In Sales, Sustainability, and Social Impact


Purpose-driven products are
Expensive and Not Easily Accessible

The sustainable goods market is big—and rapidly getting bigger. Market research shows that "EcoActives" (consumers consciously seeking to live more ecofriendly lifestyles) "represent a $376 billion opportunity that brands would be foolish to miss." (source) Sustainable product sales have increased at nearly *triple* the rate of non-sustainable products since 2015, and sustainable items are driving one-third of ALL growth in consumer goods sales. But there's a problem: while 84% of consumers said that finding sustainable products is important to them, only 17% say it's easy to find the sustainable products they want to buy. (source)

DoneGood solves this problem by making sustainable shopping easier and more affordable, and is poised to capture meaningful market share in the rapidly growing sustainable goods category.


2 Million
Site Visitors
8,000+
Customers
$2.5M+
Platform Sales
120+
Brands

Since launching our online marketplace, DoneGood has had almost 2 million site visitors and over 8,000 customers. We've generated over $2.5M in sales on our platform. At present, the company is partnered with over 120 brands – up 30% year-over-year – and we continue to expand our selection daily.


Hi Harvard innovation labs
"Wall of Fame" member for being among top startups to graduate from the program
B Corporation
"Best for the World" awardee for excellence in social and environmental impact
HARVARD Kennedy School
"Tech for Democracy" competition winner
Massachusetts Institute of Technology
Cash Prize Winner

Meanwhile, DoneGood is quickly gaining recognition for its social and environmental impact. The company has received multiple B Corp "Best For The World" Awards, is an alumni of the Harvard Innovation Lab business incubator program, and has won cash prizes at competitions at Harvard and MIT. We've been featured in multiple national media outlets, including *The Washington Post*, *The New York Times*, *CNBC*, *CBS This Morning*, *Fast Company*, *WIRED*, *Mashable*, and *Forbes*, which credits DoneGood with "creating the Amazon for social good" (source).

As consumer demand for sustainable goods continues to grow, we believe the Amazon-alternative serving this growing market stands to become a very large and lucrative business.

WHY INVEST

Join Us On The Journey To Becoming A Powerful Force For Change


Helps Us Do
More Good for
People and
the Planet

DoneGood believes that the dollars we all spend are the world's most powerful force for change. Americans donated $327 billion to charity in 2021 (source)—but we spent over 40 times more than that buying stuff (source). That means if just 2% of the dollars we all spend can reduce poverty, fight climate change, and help make the world better in other ways—that could do as much good as *all* the donations to all the non-profits in the country combined.


What DoneGood customers are saying
"I love the variety of products available and
knowing that anything that I buy from
DoneGood has already been vetted!"

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Looking to the future, our team knows what's needed to grow our business and has a focused plan to do so. With this crowdfunding round we aim to triple the number of sustainable brands on our site and invest in proven organic marketing channels to expand our conscious consumer community.

Every purchase made on DoneGood helps someone lift themselves out of poverty, fights climate change and supports eco-friendly business practices. So your support helps us do more good for people and the planet.

We believe that the dollars we all spend (and invest!) are the world's most powerful force for change–so the platform that helps people use their purchasing power for good will be the most impactful force for change of our time.

That's what we're all building together. Join in by investing today!

ABOUT

HEADQUARTERS
5000 Zuni St
Denver, CO 80221

WEBSITE
View Site

DoneGood is a mission-driven online marketplace where every purchase you make does good for people and the planet. On DoneGood.com you can shop thousands of items from over 120 brands that use eco-friendly practices, pay good wages, and support good causes. DoneGood has generated over $2.5M in sales on our platform since launching. With DoneGood, you can get the things you need—and reduce poverty, fight climate change, and build a better world, all at the same time.

TEAM



Cullen Schwarz
CEO, Founder, Board Chair

Cullen is founder and “Chief of Good Thoughts” (aka CEO) for DoneGood—the online marketplace where you can get the things you need while fighting poverty and climate change with every purchase. As a recovering politico--formerly serving as a senior communications advisor to members of Congress and in the Obama Administration--Cullen has 20 years of experience running communications and marketing campaigns that help people turn their most deeply-held beliefs into action. He has now become a well-known thought leader in the social impact space and is considered a top national expert on the shopping behavior of conscious consumers and marketing messages that resonate with them at a core level.

Cullen started DoneGood because he ardently believes the world’s most powerful force for change is the dollars we all spend (well that, and so he could stop wearing suits every day).

Cullen was a philosophy major and tries to live by the teachings of Sartre, Camus, de Beauvoir, and The Dude.



Howard Fischer
Board member

As the Chief Evangelist at Gratitude Railroad, Howard works to grow his community of active impact investors, participates on several advisory committees and assists in the identification and analysis of investment opportunities.

TERMS

DoneGood

Overview

PRICE PER SHARE
$0.36

VALUATION
$5.13M

DEADLINE
Jul 27, 2023

FUNDING GOAL
$15k - $618k

Breakdown

MIN INVESTMENT
$100.80

OFFERING TYPE
Equity

MAX INVESTMENT
$617,999.76

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
41,666

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,716,666

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based Perks

VIP Supporters Bonus - First 6 days | 15% bonus shares

Super Early Supporters Bonus - Next 3 days | 10% bonus shares

Early Supporters Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk - Invest $100+ and receive a discount code for 15% off one purchase on DoneGood.com

Tier 2 Perk — Invest $250+ and receive a discount code for 20% off two purchases on DoneGood.com

Tier 3 Perk — Invest $1000+ and receive a discount code for 25% off unlimited purchases on DoneGood.com for 90 days

Tier 4 Perk — Invest $5,000+ and receive a discount code for 25% off on unlimited purchases on DoneGood.com for 1 yr + a $100 DoneGood gift card

Tier 5 Perk — Invest $10,000+ and receive 25% off unlimited purchases on DoneGood.com for 1 yr + $200 DoneGood gift card + join a virtual "Town Hall" meeting with DoneGood's Founder and CEO + 5% bonus shares

Tier 6 Perk — Invest $25,000+ for 25% off unlimited purchases on DoneGood.com for 18 mos. + $500 DoneGood gift card + Get same access as other Major Investors: periodic strategy calls w/ DoneGood's CEO and other investors, quarterly updates, etc + 10% bonus shares

Tier 7 Perk — Invest $50,000+ for 25% off on DoneGood.com for 2 yrs + $1000 gift card + Get same access as other Major Investors: strategy calls w/ DoneGood's CEO/other investors, quarterly updates, etc + Your own call with DoneGood's C-Suite + 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

DoneGood will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of common stock at $0.351 / share, you will receive 100 bonus shares of common stock, meaning you'll own 1,100 shares for $351. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Loyalty Bonus *- Receive 5% bonus shares in DoneGood's current offering on StartEngine if you've (i) previously invested in this issuer or (ii) reserved shares through the issuer's Test the Waters campaign; or (iii) indicated interest by signing up to receive news regarding the offering on DoneGood's domain. Note: Loyalty Bonus is awarded via investor email address and investors who qualify for this bonus in multiple ways will receive maximum 5% bonus shares from the Loyalty Bonus.*

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and a 5% Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

ALL UPDATES

Show More Updates

5% **Loyalty Bonus**
Loyalty list will receive 5% bonus shares.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into DoneGood.

JOIN THE DISCUSSION

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.


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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1

FIND BETTER PRODUCTS, SAVE MONEY, MAKE THE WORLD BETTER

Many big companies only care about profit

They crank out cheap artificial stuff

Pollute the environment

Pay *really* low wages

Their stuff breaks down quickly

So we have to buy more

There are amazing companies doing things *differently*

Reducing poverty

Fighting climate chagne

making stuff built to last

DoneGood makes it easy to find them

AND you get exclusive discounts

Its super easy to get better stuff, save money, and make the world better

DoneGood

www.donegood.co

Video 2

Hey, I'm Cullen, DoneGood's Chief of Good Thoughts, also known as founder and CEO.

DoneGood's the shopping site where everything you buy helps make the world better.

Because our team screens every company that sells on our site to make sure they're really ecofriendly, paying good wages, and supporting other good causes.

There's a lotta info on our page here but we hope you come away with two things:

One –

We think the market for sustainable goods represents a good business opportunity.

The sustainable goods markret is large and growing – sustainable product sales have grown nearly three times faster than non-sustainable products since 2015. 93% of consumers have maintained or increased their purchases of sustainable goods over the past year. And sustainable items are driving one-third of all the growth in all consumer goods sales.*

When shopping online, 84% of consumers said that finding sustainable products is important to them—but only 17% said finding the sustainable products they want is easy.*

So we believe it's clear that the Amazon-alternative for the growing sustainable goods market has the potential to be a really big business. And Forbes has called DoneGood "The Amazon for social good".**

We've generated $2.5 million in sales so far. And now we're planning to triple the number of brands that sell on our site and invest in proven marketing channels to accelerate our growth.

**Source: https://www.winsightgrocerybusiness.com/retailers/sustainably-marketed-products-sales-have-increased-27-times-faster-conventional-ones*

***Source: https://www.forbes.com/sites/afdhelaziz/2018/06/18/how-donegood-is-creating-the-amazon-of-social-good/?sh=3bab8bbc6ef0*

Two –

For our team this is also more than a business. We believe the dollars we all spend are world's most powerful force for change.

Americans gave $327 billion to charity last year—but we all spent over 40 times more than that buying stuff.**

That means if just 2% of the dollars we all spend could help make the world better, that could do as much good as all the donations to all the non-profits in the country combined.**

The more we all choose to buy from brands that do good for people and the planet, the more they succeed, and the more other businesses become like them, because, businesses want our money.

The day that every business in the world protects the planet, or pays living wages, like the brands on our site do, problems like climate change and extreme poverty can be solved. And yeah it might take a long time for ALL businesses in the world to be as good as the ones on our site, but every time someone makes a purchase from a company that's doing good, we take a step closer to that world.

**Source: https://www.stltoday.com/business/investment/personal-finance/americans-gave-a-near-record-485-billion-to-charity-in-2021-despite-surging-inflation-rates/article_4909b2c8-b1b7-5d38-9306-dbf9a314cc88.html*

***Source: https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/consumers-care-about-sustainability-and-back-it-up-with-their-wallets*

Every purchase made on DoneGood helps someone lift themselves out of poverty and helps fight climate change.

So your support is an investment in a company serving a big and growing market, and your investment helps do more good for people and the planet now.

If you'd like to do some good and invest today, we really appreciate it. Thanks.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:16 PM 08/17/2018
FILED 03:16 PM 08/17/2018
SR 20186234671 - File Number 5592891

DONEGOOD, PBC

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

DoneGood, PBC, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is DoneGood, PBC, and that this corporation was originally incorporated pursuant to the General Corporation Law on March 1, 2016 under the same name.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 17 day of August, 2018.

By: [signature]

Cullen Schwarz, Chief Executive Officer

Exhibit A

DONEGOOD, PBC

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is DoneGood, PBC (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, in the City of Lewes, Zip Code 19958, County of Sussex. The name of its registered agent at such address is Harvard Business Services, Inc.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "Restated Certificate"), the following terms have the meanings set forth below:

"***Board Composition***" means:

(1) for so long as at least 5,460,915 shares of Preferred Stock shall have been issued and remain outstanding:

(a) the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect 3 director(s) of the Corporation;

(b) the holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect 1 director of the Corporation

(c) the stockholders shall elect, by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis, one independent director (i.e., an individual who at the time of his first election as a director is not (i) an employee or a holder of Common Stock of the Company, (ii) a Family Member or Personal Friend of an employee or a holder of Common Stock of the Company, or (iii) an employee of a Person Controlled by an employee or a holder of Common Stock of the Company); and

(d) any additional directors shall be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.

(2) if at least 5,460,915 shares of Preferred Stock shall not have been issued or do not remain outstanding:

(a) the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect 3 director(s) of the Corporation; and

(b) any additional directors shall be elected by the affirmative vote of a majority of the Common Stock, voting together as a single class.

"Family Member" means, with respect to any individual, such individual's parents, spouse, and descendants (whether natural or adopted) and any trust or other vehicle formed for the benefit of, and controlled by, such individual and/or any one or more of them. "Personal Friend" means, with respect to any individual, an individual with whom such individual has a pre-existing relationship extending beyond a relationship related to that individual's business or professional activities. "Control" (including with correlative meaning, "Controlled by") means (i) with respect to a Person that is a company or corporation, the ownership, directly or indirectly through one or more intermediaries, of more than 50% of the voting rights attributable to the shares of capital stock of that company or corporation and more than 50% of all capital stock of that company or corporation; (ii) with respect to a Person that is not a company or corporation, the ownership, directly or indirectly through one or more intermediaries, of more than 50% of the equity capital of that person and the power to direct or cause the direction of its management and policies. "Person" means any individual, corporation, partnership, limited liability company, trust or other entity.

"***Original Issue Price***" means $0.389 per share for the Series Seed Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law. The Corporation shall have a specific public benefit purpose of creating a material positive impact on society and the environment, taken as a whole, from the business and operations of the Corporation.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 24,000,000, consisting of (a) 16,785,004 shares of Common Stock, $0.0001 per share and (b) 7,214,996 shares of Preferred Stock, $0.0001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the

Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common

Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue or fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible. in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion

Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any disinterested failure to satisfy Section 365 of the Delaware General Corporation Law shall not, for the purposes of Section 102(b)(7) or Section 145 of the Delaware General Corporate Law, constitute an act or omission not in good faith, or breach of the duty of loyalty. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *

Exhibit G
Test The Waters Materials
(See attached)

DoneGood

Hey Cullen,

This is Cullen, founder of DoneGood. We've got some news: we're soon launching an **equity crowdfunding campaign to accelerate DoneGood's growth** so we can all do more good for people and the planet together.

Equity crowdfunding makes it easy for anyone to make investments (big or small) in companies that aren't big enough to be listed on Big-Company stock exchanges.

Every purchase on DoneGood helps someone lift themselves out of poverty and fights climate change. So your investment **does good now**—and means you can **share in our company's success later.**

Easy Ways to Make Your Investment Go Further:

1. Sign up by Friday April 14th (tomorrow!) to receive updates about our campaign and you'll get **a 5% bonus on your investment** if you decide to invest once the campaign launches.
2. **Then invest within the first three days** after our campaign goes live and you get an additional **15% bonus,** for a **total bonus of 20%** (for example, with 20% bonus: invest $100 and get $120 worth of investment, invest $1000 and get $1,200 worth of investment, etc).
3. **Help us expand our reach:** If 100 people invest—even a small amount—in the campaign's first 30 days, we are featured **on the crowdfunding site's homepage and in their email newsletters to the over 1 million investors in *their* community.** So small investments can make a really big impact!

Get Campaign Updates And Investment Bonuses

The Impact We Make Together:

We created DoneGood to make it **easier and more affordable for everyone to use their purchasing power to fight inequality and climate change**. We work to find unique, high-quality brands that help people lift themselves out poverty and actively do good for the earth.

As a part of the DoneGood community **you've already diverted almost $2.5 million dollars in consumer spending** away from corporate sweatshop-supply-chains and instead to brands that make products with really eco-friendly practices and living wages—fueling the movement to build new economic systems that make our world better.

Let's accelerate the hell out of those numbers until there are millions of people using **the power of consumer demand to pressure giant companies to get their act together**. Your support—usually by shopping with mission-driven brands, and now by investing—is what makes ongoing growth toward that goal possible.

Every purchase on our site helps do good for real people and for the planet. You can help do more good, and become a part-owner of DoneGood, even with a small investment.

Get Notified When Our Campaign Launches

Thank you very much for everything, as always.



Talk soon,

- Cullen

DoneGood's Founder & Chief of Good Thoughts

This disclaimer is required with any communications about crowdfunding campaigns prior to the campaign officially launching:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

DoneGood, PO BOX 11390, Denver, CO 80211

Hey everybody, as someone who invested in DoneGood through our previous crowdfunding campaign, I wanted to give you this update before we launch–

First, want to say again – We really appreciate your previous investment, your purchases on DoneGood, and all your support over the years! Together we've now moved nearly **$2.5 million** in consumer spending away from typical corporate supply chains and instead to brands on DoneGood that are fighting climate change, paying living wages, and working to build more socially and environmentally just economic systems.

Now to accelerate our growth – **We're about to launch a new crowdfunding campaign!**

Important info for you to know (including bonuses you receive as a previous investor):

The make-or-break of the campaign's success:

We must reach a goal of 100 people investing in the first 30 days, and 300 investing by the end of the crowdfunding campaign – because **those thresholds trigger the crowdfunding platform (StartEngine) to feature DoneGood on its homepage and send emails to the 1 million investors on their email lists**.

Hitting those goals is critical to protecting and growing your original investment and accelerating the growth of our business and the positive social impact we're all making.

The good news: The 100/300 investors needed to reach those goals can invest any amount, even down to the minimum of **~$100**.

We hope those who can responsibly afford to do so will invest more than the minimum amount.

But an investment of any amount helps us reach the goals critical for the campaign's success.

Bonus shares for previous investors:

-Because you're a previous investor: We've added you to our list to get a **5% "Loyalty Bonus"** on your investment in this crowdfunding campaign.

-And **if you invest in the first three days of the campaign,** you get a **total 20% bonus** that instantly grows the value of your investment. And early investments also create early momentum, another key to success for any crowdfunding campaign.

And like with most crowdfunding campaigns, there are also investor "perks" like **discounts and gift cards** you can use on DoneGood—so investing means you can save money on products that do good for the world too.

A lot more details about the terms of the funding round, how investor bonuses and "perks" work, and more will be available on our campaign page when it goes live.

Launch timing: The campaign could go live soon as next week (*click here to sign up to get DoneGood's email newsletter if you're not already, to make extra-sure you know when the campaign launches and get the Early Investor Bonus*).

Thank you again for all your support. Together we've done a lot of good over the years. Over the next year we plan to triple the number of partner brands on our site and invest the marketing channels we know work to grow our community, and our impact.

To solve problems like poverty and climate change, new economic systems must be created built on living wages, community empowerment, and highly sustainable business practices. Unfortunately, Congress will likely not come together on bold action to get us there. Nonprofit work is very important—but Americans donated **$327 billion** to charity last year, while we spent over **$14 *TRILLION*** buying stuff.

Consumer demand is the world's most powerful force for change.

Every purchase on our site helps someone lifting themselves out of poverty and fights climate change. So your investment through the upcoming crowdfunding campaign will do more good for people and the planet now, help protect and grow your previous investment, and help us continue growing to truly become what *Forbes* called us – "The Amazon for Social Good."

Ok that's the update for now. Again please make sure you're signed up for DoneGood's newsletter if you'd like to make sure you know when our campaign goes live and that you can get your 20% bonus for previous investors.

Thank you as always.

-Cullen

--

Cullen Schwarz
Chief of Good Thoughts (aka Founder & CEO) – DoneGood
cullen@donegood.co

donegood.com

Get exclusive discounts, stories on brands that do good for the world, and other good news with **DoneGood's Newsletter**

This disclaimer is required with communications about crowdfunding campaigns prior to a campaign officially launching:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

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DoneGood

Women Men Kids Home Accessories New Arrivals Sale



Hey everybody,

Thank you so much for signing up to receive more information about our equity crowdfunding campaign. Through the campaign you can help accelerate DoneGood's growth and **do more good for people and the planet!**

Well they say the early bird gets the worm—so because you showed early interest, your worm comes in the form of an **automatic 5% bonus on your investment**.

AND if you invest **within the first three days** of the campaign, you can instantl**y** make your investment 15% more valuable.

That means you get **a <u>20% total bonus</u>** if you invest in the first three days *(for example, with 20% bonus: invest $100 and get $120 worth of investment, invest $1000 and get $1,200 worth of investment, etc.)*.

We'll send you a link to our campaign page where you can invest as soon as the campaign goes live—keep an eye on your email!

Thanks again for your interest in investing. Everything on our site **fights inequality and climate change** and supports the broader business for good movement. Your investment helps us grow so we can all make more of an impact together. We really appreciate it!

This disclaimer is required with any communications about crowdfunding campaigns prior to the campaign officially launching:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.


Fight poverty and climate change now - share in our success later.
Equity Crowdfunding Campaign
Launching Soon

Big news!

We're launching an equity crowdfunding campaign soon so that people who believe in our mission can invest and share in the ownership of our company, even with a really small investment amount!

Every purchase on our site helps someone lift themselves out of poverty and fights climate change. So your investment does good for people and the planet now, and gives you the opportunity to share in our company's success later.

If you sign up for updates for the crowdfunding campaign you get investment bonuses that can instantly make your investment 20% more valuable (e.g., invest $100 but get $120 worth of investment). Link in bio for that.

#equitycrowdfunding #investment #ethicalbrands #sustainableshopping #donegood

Disclaimer required for pre-launch crowdfunding posts:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.


Invest in the world's most powerful force for change.
DoneGood
EQUITY CROWDFUNDING LAUNCHING SOON

To accelerate DoneGood's growth, and do more good for people and the planet together - we're about to launch an equity crowdfunding campaign (like a Kickstarter, but instead of making a donation and getting like a dumb t-shirt, equity crowdfunding campaigns let people buy stock in smaller companies even with small investment amounts. For sure we're fans of collective ownership!).

If you want to learn more - just for signing up for emails about the campaign, you get investment bonuses that can instantly make your investment 20% more valuable. Link in bio for more.

#equitycrowdfunding #investment #ethicalbrands #sustainableshopping #donegood

Disclaimer required for pre-launch crowdfunding posts:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.